UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 000-51672

FREESEAS INC.

(Name of Registrant)

10, Eleftheriou Venizelou Street (Panepistimiou Ave.), 106 71, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           Form 20-F ☐   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 3, 2013, FreeSeas Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with Crede CG III, Ltd. (the “Investor”), for an aggregate investment of $10,000,000 into the Company through the private placement of two series of zero-dividend convertible preferred stock (collectively, the “Preferred Stock”) and Series A Warrants and Series B Warrants (collectively, the “Warrants”), subject to certain terms and conditions.

At the first closing (the “Initial Closing”), which is expected to occur on November 5, 2013, the Company will for $1.5 million sell to the Investor 15,000 shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”), together with the Warrants. The Series B Preferred Stock will be convertible into shares of the Company’s common stock at the lower of (i) $0.40 and (ii) the closing bid price of the Company’s common stock on the first (1st) trading day immediately following the effective date of the Registration Statement described below.

The Series A Warrants will be initially exercisable for 25,000,000 shares of the Company’s common stock at an initial exercise price of $0.52 per share and will have a 5-year term. The Series B Warrants will be initially exercisable for 12,500,000 shares of the Company’s common stock at an initial exercise price of $0.52 per share and will expire on the earlier to occur of (1) 90 days after the effective date of the Registration Statement and (2) the one year anniversary of the Initial Closing.

Two trading days after the Registration Statement is declared effective by the Securities and Exchange Commission (the “SEC”), and subject to the satisfaction of other customary closing conditions, the Company will sell to the Investor 85,000 shares of the Company’s Series C Convertible Preferred Stock (the “Series C Preferred Stock”) for $8.5 million. The Series C Preferred Stock to be issued will be convertible into the Company’s common stock at the same price at which the Series B Preferred Stock is convertible.

The Investor may exercise the Warrants by paying cash or electing to receive a cash payment from the Company equal to the Black Scholes value of the number of shares the Investor elects to exercise. The Company may elect to treat such request for a cash payment as a cashless exercise of the Warrants so long as (i) the Company is in compliance in all material respects with its obligations under the transaction documents, (ii) the Registration Statement is effective and (iii) the Company’s common stock is listed or designated for quotation on an eligible market. In the event that the Company’s common stock trades at or above $0.65 for a period of 20 consecutive trading days, the average daily dollar volume of the Company’s common stock equals at least $1 million during such period and various equity conditions are also satisfied during such period, the Company may, at its election, require the Investor to exercise the Warrants for cash.

The convertibility of the Preferred Stock and the exercisability of the Warrants each may be limited if, upon conversion or exercise (as the case may be), the holder thereof or any of its affiliates would beneficially own more than 9.9% of the Company’s common stock. The Preferred Stock and the Warrants contain customary weighted-average anti-dilution protection.

The Preferred Stock will not accrue dividends, except to the extent dividends are paid on the Company’s shares of common stock.  The Company’s common stock will be junior in rank to the Preferred Stock upon the liquidation, dissolution and winding up of the Company.  The Preferred Stock will generally have no voting rights except as required by law.

Simultaneously with the Initial Closing, the Company will enter into a Registration Rights Agreement with the Investor, pursuant to which the Company will be required to file a registration statement (the “Registration Statement”) with the SEC, within 20 days of the Initial Closing, to register for resale by the Investor the common stock underlying the Preferred Stock and the Warrants issued and to be issued to the Investor and to use its commercially reasonable efforts to have the Registration Statement declared effective within 90 days of the Initial Closing. The Company will also agree to prepare and file amendments and supplements to the Registration Statement to the extent necessary to keep the Registration Statement effective for the period of time required under the Registration Rights Agreement.  The Company will pay customary partial damages amounts in the event the Registration Statement is not timely filed, is not declared effective within 90 days after the Initial Closing or does not remain effective during the period required under the Registration Rights Agreement. However, such partial damages are not payable at any time the Investor is eligible to sell under Rule 144 without restriction the shares of common stock required to be registered.

In addition, the Company will reimburse the Investor for all costs and expenses incurred by it or its affiliates in connection with the transactions contemplated by the transaction documents in a non-accountable amount equal to $75,000. In addition, the Company will also pay to the Investor additional non-refundable amounts equal to $75,000 upon occurrence of the Initial Closing and $425,000 upon occurrence of the second closing, in each case, as an unallocated expense reimbursement.

The Investor has the right to participate on the same terms as other investors, up to 25% of the amount of any subsequent financing the Company enters into, for a period of (i) one year from the second closing or (ii) if parties’ obligations to consummate the second closing are terminated pursuant to Section 8 of the Purchase Agreement, then (A) one year from the Initial Closing if the Company is not in material breach of its obligations under the transaction documents at the time of such termination or (B) two years from the Initial Closing if the Company is in material breach of its obligations under the transaction documents at the time of such termination.

Further, the Company is prohibited from issuing additional shares of the Company’s common stock or securities convertible into or exercisable for the Company’s common stock until 150 days after the later to occur of (x) November 3, 2013, and (y) the second closing, provided that if parties’ obligations to consummate the second closing are terminated pursuant to Section 8 of the Purchase Agreement, then (I) 150 days after November 3, 2013, if the Company is not in material breach of its obligations under the transaction documents at the time of such termination or (II) November 3, 2014, if the Company is in material breach of its obligations under the transaction documents at the time of such termination. Such prohibition will not apply to issuances (i) to employees, consultants, directors and officers approved by the Board or pursuant to a plan approved by the Board, not to exceed 4,099,342 shares, (ii) shares issued upon exercise or conversion of securities outstanding as of the Initial Closing, (iii) shares issued to the Company’s manager of its fleet, in lieu of cash compensation, (iv) shares issuable pursuant to an exchange agreement previously entered into between the Company and the Investor and (v) shares issued solely in exchange for an acquisition of a nautical vessel, provided that such shares do not exceed the greater of 7.5 million shares of $3 million of shares.

Until one year after the second closing (provided, that, if parties’ obligations to consummate the second closing are terminated pursuant to Section 8 of the Purchase Agreement, the restricted period shall be (i) one year from the Initial Closing if the Company is not in material breach of its obligations under the transaction documents at the time of such termination or (ii) two years from the Initial Closing if the Company is in material breach under the transaction documents at the time of such termination), the Company is prohibited from entering into any transaction to (i) sell any convertible securities at a conversion rate or other price that is generally based on and/or varies with the trading prices of the Company’s common stock at any time after the initial issuance of such convertible securities or (ii) sell securities at a future determined price, including, without limitation, an “equity line of credit” or an “at the market offering.”

The Company’s issuance of the Preferred Stock and Warrants and the shares of the Company’s common stock issuable upon conversion of the Preferred Stock and upon exercise of the Warrants is exempt from registration under the Securities Act of 1933, as amended (the “Act”), pursuant to the exemption from registration provided by Section 4(a)(2) of the Act and by Rule 506 of Regulation D, promulgated under the Act.  The Investor represented that it is an “accredited investor” as that term is defined in Rule 501 of Regulation D.  This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell, the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The foregoing descriptions of the transaction and the transaction documents are not complete and are subject to and qualified in their entirety by reference to the transaction documents, all of which are filed as exhibits hereto and are incorporated herein by reference. The transaction documents have been included to provide investors and security holders with information regarding their terms. They are not intended to provide any other financial information about us or our subsidiaries and affiliates. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Purchase Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Purchase Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of us or our subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures by us.

The following exhibits are filed herewith:

Exhibit Number	Description
99.1	Securities Purchase Agreement, dated November 3, 2013, by and between the Company and the Investor
99.2	Form of Certificate of Designation, Rights and Preferences of the Series B Convertible Preferred Stock
99.3	Form of Certificate of Designation, Rights and Preferences of the Series C Convertible Preferred Stock
99.4	Form of Series A Warrant
99.5	Form of Series B Warrant
99.6	Form of Registration Rights Agreement, by and between the Company and the Investor
99.7	Press Release, dated November 4, 2013, issued by the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREESEAS INC.

Date: November 4, 2013	By:	/s/ ION G. VAROUXAKIS
Ion G. Varouxakis
Chief Executive Officer